Mailstop 3561
                                                                October 22,
2018


    Aaron LoCascio
    Chief Executive Officer
    Greenlane Holdings, Inc.
    6501 Park of Commerce Boulevard, Suite 200
    Boca Raton, Florida 33487

            Re:    Greenlane Holdings, Inc.
                   Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 5, 2018
                   CIK No. 0001743745

    Dear Mr. LoCascio:

          We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

    Unaudited Pro Forma Consolidated Financial Information, page 71

        1. We note your response to comment 7. Your response states that this adjustment is for stock options you expect to grant to independent directors to be added to your Board of
           Directors. However, the description of the adjustment on page 77 states that it is for options to be granted to directors, executive officers and other employees. Please clarify in your filing whether these stock options will be granted to independent directors or other directors, officers and employees. Assuming the options are granted to independent directors, please also explain to us the connection of consummation of the offering to the appointment of independent directors to the board and the reason that one is dependent upon the other. In view of this adjustment, explain how the "additional expenses"
           mentioned in the 2nd paragraph on page 71 excludes expenses due to options granted to independent directors.
 Aaron LoCascio
Greenlane Holdings, Inc.
October 22, 2018
Page 2

Director Compensation, page 134

    2. We note your disclosure that each non-employee director will receive a one-time award of stock options to purchase approximately $70,000 (determined using the Black-Scholes method) of your Class A common stock. Please clarify what will be "determined using the Black-Scholes method." In this regard, your disclosure discloses a dollar amount of
       Class A common stock that will be issued but it is unclear on how it is determined using
       Black-Scholes. Please explain or clarify the disclosure.

Underwriting, page 154

    3. We note your revised disclosure on page 156 that the "directed share program [is]
       described below." However, we cannot find your description of such program in your disclosure. Please revise.

Consolidated Financial Statements

Note 3. Revenue Recognition, page F-35

    4. We note your responses to comments 21 and 22. Please tell us if the revenue and cost of sales related to the shipments in transit at 1/1/17 were recognized in revenue and cost of sales upon delivery in 2017 or whether only revenue related to shipments in 2017 was recorded. If only revenue related to shipments in 2017 was recorded, please explain how the revenue and costs related to shipments in transit at 1/1/17 were reflected in the general ledger accounts. If revenue and cost of sales related to shipments in transit at
       1/1/17 were recorded in 2017, please explain to us why you appear to have made an adjustment to add this revenue and these costs to the as reported numbers in the pro forma presentation to show the balances without the adoption of Topic 606 on page F-37.
       Please further quantify for us what the cumulative effect adjustment related to these goods in transit would have been if recorded upon adoption. Please explain to us in greater detail how you concluded that the effect of such transactions was not material to warrant a cumulative effect adjustment upon adoption of ASC 606.
 Aaron LoCascio
Greenlane Holdings, Inc.
October 22, 2018
Page 3

        You may contact Lisa Sellars, Staff Accountant, at (202)551-3348 or James Allegretto,
Senior Assistant Chief Accountant, at (202)551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at
(202)551-6521, Jennifer L pez-Molina, Staff Attorney, at (202)551-3792 or me at
(202)551-
3720 with any other questions.


                                                             Sincerely,

                                                             /s/ Jennifer L pez
for

                                                             Mara L. Ransom
                                                             Assistant Director
                                                             Office of Consumer
Products

cc:    Eric M. Hellige
       Jennifer N. Wang